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                               October 14, 2020

       G. Andrew Ochoa
       Chief Executive Officer
       Waverly Labs Inc.
       19 Morris Avenue
       Brooklyn, New York 11205

                                                        Re: Waverly Labs Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed September 17,
2020
                                                            File No. 024-11323

       Dear Mr. Ochoa:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Form 1-A filed September 17, 2020

       General

   1. Please revise your offering circular to include your telephone number on the cover page.
                                                        Please refer to Item
1(b) of Part II of Form 1-A.
   2. We note your disclosure that in the event that you become a reporting company under the
                                                        Securities Act of 1934
you intend to take advantage of the provisions that relate to
                                                        Emerging Growth
Companies. Please provide us with an analysis discussing the applicability of the
emerging growth company status to this Regulation A offering revise through to remove the
references to emerging growth company status.
   3. We note your risk factor disclosure on page 9 that no minimum amount is required to be raised. Please revise
your cover page to state this clearly. Please refer to Item 1(e) of Part
                                                        II of Form 1-A.
 G. Andrew Ochoa
FirstName LastNameG.  Andrew Ochoa
Waverly Labs  Inc.
Comapany
October 14,NameWaverly
            2020       Labs Inc.
October
Page 2 14, 2020 Page 2
FirstName LastName
4. We note your disclosure that StartEngine Primary, LLC will act as an underwriter of this offering and that you expect to pay to incur $350,000 in underwriting fees. Please revise
         Item 4 of Part I of Form 1-A to clearly provide the name of the underwriter and applicable underwriter fees under the appropriate sections.
The Subscription agreement includes an exclusive venue provision, page 10

5. We note your disclosure that a court of competent jurisdiction in the State of New York shall be the exclusive venue for actions arising under your subscription agreement, not arising under the federal securities laws. Please revise your disclosure to clarify whether or not the provision applies to purchasers in secondary transactions. Use of Proceeds, page 17

6. Please revise your disclosure to state whether any of the proceeds will be used to compensate or otherwise make payments to your officers or directors. Refer to Instruction
         2 to Item 6 of Part II of the Form 1-A.
7. We note from the tables on page 17 that in the "25%" columns, total net proceeds you intend to use exceed the net proceeds you would receive from the offering. Please revise.
Sales and Distribution, page 18

8. On page 19, you state that you expect to commence deliveries of the Ambassador
         Interpreter in September 2020. Furthermore, we note under your Plan of Operations that you estimate to commence the final launch of the Ambassador Interpreter sometime during the second quarter of 2021. Please revise accordingly.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.
 G. Andrew Ochoa
Waverly Labs Inc.
October 14, 2020
Page 3

       You may contact Effie Simpson, Staff Accountant, at (202) 551-3346 or Martin James,
Senior Advisor, at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-
7844 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.



                                                         Sincerely,
FirstName LastNameG. Andrew Ochoa
                                                         Division of
Corporation Finance
Comapany NameWaverly Labs Inc.
                                                         Office of
Manufacturing
October 14, 2020 Page 3
cc:       Jeffrey S. Marks
FirstName LastName